UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Twin Disc, Incorporated

(Name of Issuer)
Common Stock, No Par Value

(Title of Class of Securities)
901476101

(CUSIP Number)
Ephraim Fields, Managing Member
Clarus Capital Group Management LP
237 Park Ave., Suite 900
New York, NY 10017
(212)-808-7330
(Name, address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 10, 2007

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remained of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	901476101	Page	2	of	8

1	NAMES OF REPORTING PERSONS CLARUS CAPITAL GROUP MANAGEMENT LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-8098367

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		242,834

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,272

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		298,106

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	298,106

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN

CUSIP No.	901476101	Page	3	of	8

1	NAMES OF REPORTING PERSONS EPHRAIM FIELDS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		242,834 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,272

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		298,106 (1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

298,106 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The general partner to Clarus Capital Group Management LP is Clarus Capital Management, LLC. Ephraim Fields is the managing member of Clarus Capital Management, LLC and as such controls Clarus Capital Group Management LP. As such, Mr. Fields may be deemed to have beneficial ownership of the 298,106 shares of Common Stock held by the clients of Clarus Capital Group Management LP.

ITEM 1. SECURITY AND ISSUER
     This statement on Schedule 13D (“Statement”) relates to the common stock, no par value (“Common Stock”), of Twin Disc Incorporated, a Wisconsin corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1328 Racine Street, Racine, Wisconsin 53403.
ITEM 2. IDENTITY AND BACKGROUND
     (a) - (c) AND (f). This Statement is filed by Clarus Capital Group Management LP, a Delaware limited partnership (“Clarus”) and Ephraim Fields (together, the “Reporting Persons”).
     Clarus is a private investment management firm which invests in publicly traded U.S. equity securities. The general partner to Clarus Capital Group Management LP is Clarus Capital Management, LLC. Ephraim Fields is the managing member of Clarus Capital Management, LLC and as such controls Clarus Capital Group Management LP. Mr. Fields is engaged principally in the business of serving as the sole managing member of Clarus and an affiliate, Clarus Capital Advisors, LLC. Mr. Fields is a citizen of the United States of America.
     The principal business address of each of the Reporting Persons is 237 Park Ave., Suite 900, New York, NY 10017.
     (d) - (e). None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The aggregate purchase price of the 298,106 shares of Common Stock owned by the Reporting Persons is approximately $7,349,000 including brokerage commissions. The shares of Common Stock owned by the Reporting Persons were acquired with the working capital of Clarus.
ITEM 4. PURPOSE OF TRANSACTION
     The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock are undervalued and represented an attractive investment opportunity. Clarus reserves the right, consistent with applicable law, to acquire or dispose of additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). Clarus intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Clarus may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

     On June 12, 2007, Clarus sent a letter to the Board of Directors of the Issuer which set forth Clarus’ belief that the Issuer’s Common Stock is undervalued and suggested ways of enhancing shareholder value. On September 10, 2007, Clarus wrote another letter to the Board of Directors and requested that the Board of Directors immediately retain a prominent investment bank to explore various alternatives for enhancing shareholder value, including a more aggressive stock buyback (which would be highly accretive) and the outright sale of all or part of the Company (the “Board Letters”). The Reporting Persons hope that the Board Letters will start an ongoing dialogue with the Issuer. Depending on the outcome of these discussions, the Reporting Persons may modify their intent. The summary set forth herein of the Board Letters do not purport to be a complete description thereof and is qualified in its entirety by reference to the full documents as filed as Exhibits to this Statement.
Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     The percentages set forth in this Item 5 are based on the Form 10-Q filed by the Issuer on May 9, 2007, which stated that as of April 30, 2007, there were 5,849,088 shares of Common Stock outstanding.
     (a) As of the close of business on September 10, 2007, the Reporting Persons directly own 298,106 shares of Common Stock representing approximately 5.1% of the outstanding Common Stock. As of September 10, 2007, the date requiring the filing of this Schedule 13D, the Reporting Persons directly owned 298,106 shares of Common Stock representing approximately 5.1% of the outstanding Common Stock.
     (b) The Reporting Persons have the sole power to vote and dispose of 242,834 shares of Common Stock and shared power to vote and dispose of 55,272 shares of Common Stock. Mr. Fields is the sole managing principal and indirectly the 100% owner of Clarus.
     (c) See Appendix A for a list of transactions occurring in the last sixty days.
     (d) Not applicable.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Other than as described in Item 4 herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     Exhibit A: Letter to the Issuer, dated as of September 10, 2007
     Exhibit B: Letter to the Issuer, dated as of June 12, 2007
SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2007

CLARUS CAPITAL GROUP MANAGEMENT LP

	By:	/s/ Ephraim Fields

		Name:	Ephraim Fields
		Title:	Managing Member

EPHRAIM FIELDS

	By:	/s/ Ephraim Fields

APPENDIX A

Transaction Date	Number of Shares Bought	Average Price Paid
07/27/07	9169	62.5879
07/31/07	4000	56.8378
08/07/07	3240	48.4734
08/13/07	2000	52.6500